

September 15, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. John Birchard
  President
AMERICA'S DRIVING RANGES, INC.
78-365 Highway 111, #287
La Quinta, California 92253

> **Re: America's Driving Ranges, Inc.**
> **Item 4.01 Form 8-K, filed August 7, 2009**
> **File No. 333-154912**

Dear Mr. Birchard:

 We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant